UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2026

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

By letter dated today, Ms. Ayelet Nir tendered her resignation as an external director of G. Willi-Food International (the “Company”), effective as of May 31, 2026, for personal reasons and not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (File Nos. 333-289474 and 333-266312).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By: /s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer
Date: February 17, 2026